October 19, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 3720
Attn:     Larry Spirgel, Jonathan Groff

RE:	Portfolio Recovery Associates, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 16, 2010 Definitive Proxy Statement Filed April 23, 2010 File No. 000-50058
Ladies and Gentlemen:
                 Portfolio Recovery Associates, Inc. (the “Company”) received from the Staff of the Securities and Exchange Commission (the “Commission”) a comment letter dated October 6, 2010 from Larry Spirgel of the Commission to Stephen D. Fredrickson of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 filed with the Commission on February 16, 2010 (the “Form 10-K”) and the Company’s definitive proxy statement filed with the Commission on April 23, 2010 (the “Proxy Statement”).  The comment letter requested a response within ten business days by amending the Form 10-K and the Proxy Statement, providing the requested information or advising the Staff as to when the Company will provide the requested response. As discussed with the Staff, the Company hereby requests a five business day extension to the original ten business day period, until October 28, 2010, in order to respond to the Staff’s comments.  The Company believes it needs the additional time because the Company is completing its end-of-quarter financials and also has its regularly scheduled quarterly board meetings this week, to which senior management needs to focus its attention.  The Company does not anticipate requiring more than the additional five business days to respond to the Staff’s comments.
                If you have any questions, please feel free to contact Adam M. Fox of Dechert LLP at (212) 649-8732.  Thank you for your cooperation and attention to this matter.

Portfolio Recovery Associates, Inc.
/s/ Steven D. Fredrickson
Chief Executive Officer, President and Chairman of the Board